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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 15

Certificate and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Section 13 and 15(d) of the Securities Exchange Act of 1934.

                       Commission File Number   1-11393
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                            ALL STAR GAS CORPORATION
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             (Exact name of registrant as specified in its charter)

P.O. Box 303, 119 West Commercial Street, Lebanon, Missouri 65536 (417) 532-3103
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    (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

     11% Senior Secured Notes due 2003; 9% Subordinated Debentures due 2007
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            (Title of each class of securities covered by this Form)

                                      None
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           (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)       [ ]           Rule 12h-3(b)(1)(ii)      [ ]
        Rule 12g-4(a)(1)(ii)      [ ]           Rule 12h-3(b)(2)(i)       [ ]
        Rule 12g-4(a)(2)(i)       [ ]           Rule 12h-3(b)(2)(ii)      [ ]
        Rule 12g-4(a)(2)(ii)      [ ]           Rule 15d-6                [ ]
        Rule 12h-3(b)(1)(i)       [X]

            12 Holders of Record of 11% Senior Secured Notes due 2003
         287 Holders of Record of 9% Subordinated Debentures due 2007*
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(Approximate number of holders of record as of the certification or notice date)

* The 11% Senior Secured Notes due 2003 and the 9% Subordinated Debentures due 2007 are separate classes of the Company's securities and as such the number of holders of each class are not aggregated for purposes of calculating the number of holders pursuant to Rule 12h-3(b)(1)(i).

Pursuant to the requirements of the Securities Exchange Act of 1934, All Star Gas Corporation has caused this Certificate and Notice to be signed on its behalf by the undersigned duly authorized person.


DATE: April 29, 2003            By: /s/ John Gordon
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                                    John Gordon, Interim Chief Executive Officer